Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

July 6, 2011

iPath®

Periodic Table of Investment Returns

COMMODITY SUB-INDEX ANNUAL RETURNS 2006–2010

RANKED IN ORDER OF PERFORMANCE	2006	2007	2008	2009	2010
BEST	Industrial Metals 72.35%	Grains 42.07%	Precious Metals –4.06%	Industrial Metals 79.98%	Softs 55.90%
	Precious Metals 27.11%	Agriculture 29.89%	Grains –26.32%	Softs 44.24%	Precious Metals 42.66%
	Grains 23.61%	Precious Metals 25.96%	Agriculture –27.47%	Precious Metals 29.20%	Agriculture 38.49%
	Agriculture 14.25%	Energy 20.69%	Livestock –28.41%	Agriculture 13.72%	Grains 30.28%
	Livestock –6.12%	Softs –3.45%	Softs –28.43%	Grains –1.65%	Industrial Metals 16.24%
	Softs –11.97%	Industrial Metals –9.86%	Energy –47.33%	Energy –5.30%	Livestock 9.27%
WORST	Energy –41.41%	Livestock –10.67%	Industrial Metals –48.27%	Livestock –15.07%	Energy –10.55%

Softs · Agriculture · Grains · Industrial Metals · Livestock · Precious Metals · Energy

MAJOR MARKET INDEX ANNUAL RETURNS: 2006–2010

	2006	2007	2008	2009	2010
Dow Jones–UBS Commodity Index Total Return℠	2.07%	16.23%	–35.65%	18.91%	16.83%
S&P GSCI® Total Return Index	–15.09%	32.67%	–46.49%	13.48%	9.03%
S&P 500® Index	15.79%	5.49%	–37.00%	26.46%	15.06%
Barclays Capital U.S. Aggregate Index	4.33%	6.97%	5.24%	5.93%	6.54%

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see "Risk Factors" in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Fund Distribution Company assists in the promotion of the iPath ETNs.

iPath ETNs (the "Securities") are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the level of the relevant index has increased or decreased (as may be applicable to the particular series of Securities). An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. **Sales in the secondary market may result in significant losses.**

The index components for iPath ETNs linked to commodities indexes Industrial Metals Subindex Total ReturnSM”, “Dow Jones-UBS Livestock are concentrated in the commodities sector. The market value of the Subindex Total ReturnSM”, “Dow Jones-UBS Precious Metals Subindex Securities may be influenced by many unpredictable factors, including, Total ReturnSM” and “Dow Jones-UBS Softs Subindex Total ReturnSM” are where applicable, highly volatile commodities prices, changes in supply service marks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and and demand relationships; weather; agriculture; trade; pestilence; UBS AG (“UBS AG”), as the case may be, have been licensed to CME changes in interest rates; and monetary and other governmental Indexes and have been sub-licensed for use for certain purposes by policies, action and inaction. Index components that track the Barclays Bank PLC. The Securities based on the indices are not performance of a single commodity, or index components concentrated sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS in a single sector, are speculative and may typically exhibit higher Securities, CME Indexes or any of their respective subsidiaries or volatility. The current or “spot” prices of the underlying physical affiliates. None of Dow Jones, UBS AG, UBS Securities, CME Indexes, or commodities may also affect, in a volatile and inconsistent manner, the any of their subsidiaries or affiliates makes any representation or prices of futures contracts in respect of the relevant commodity. These warranty, express or implied, to the owners of or counterparts to the factors may affect the value of the index and the value of your Securities based on the indices or any member of the public regarding Securities in varying ways. the advisability of investing in securities or commodities generally or in The Dow Jones-UBS Commodity IndexesSM are a joint product of Dow the Securities based on any of the indices particularly.

Jones Indexes, a licensed trademark of CME Group Index Services LLC ©2011 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the (“CME Indexes”), and UBS Securities LLC (“UBS Securities”), and have iPath logo are registered trademarks of Barclays Bank PLC. All other been licensed for use. “Dow Jones®,” “DJ,” “Dow Jones Indexes”, “UBS®”, trademarks, servicemarks or registered trademarks are the property, and “Dow Jones-UBS Commodity IndexSM”, “DJ-UBSCISM”, “Dow Jones-UBS used with the permission, of their respective owners. 1250-44JY-6/11 Commodity Index Total ReturnSM”, “Dow Jones-UBS Agriculture Subindex Total ReturnSM”, “Dow Jones-UBS Energy Subindex Total ReturnSM”, Not FDIC Insured • No Bank Guarantee • May Lose Value “Dow Jones-UBS Grains Subindex Total ReturnSM”, “Dow Jones-UBS